Mr. Jason Fox
Securities and Exchange Commission
100 F Street, NE
Washington, D.C.  20549-4644

September 9, 2015

VIA EDGAR TRANSMISSION

Re:	Securian Funds Trust
	N-CSR - File Nos.  002-96990  811-04279
	Filing Date:  February 27, 2015

Dear Mr. Fox:

This letter is in response to the SEC Staff comments received by corporate counsel for Securian Financial Group, Inc. pertaining to Securian Funds Trust (the "Trust") during a telephone conversation on August 26, 2015. Each of the SEC Staff's comments is set forth below, followed by the Trust's response. All of the references to the "Report" are to the Certified Shareholder Report of the Securian Funds Trust dated December 31, 2014, which was the subject of the Staff's review.

Comment #1:	Financial statement footnote #1, on page 108 of the
Report, briefly discusses funds treated as disregarded entities for tax purposes. The disclosure relating to disregarded entities in the Trust prospectus contains additional detail about the affect of an entity's status as a disregarded entity. Add the additional detail from the prospectus to financial statement footnote #1.

Response:		Beginning with the annual report dated December
31, 2015, financial statement footnote #1 of future annual and semi-annual reports will contain the following additional information about the affect of an entity's status as a disregarded entity:

As a partnership, a Fund is not be subject to income tax, and any income, gains, deductions or losses of the Fund will instead pass through and be taken into account for federal income tax purposes by its partners, which will be Minnesota Life and Securian Life through their respective separate accounts. A disregarded entity is disregarded for federal income tax purposes as an entity separate from its owner, and the owner is treated as directly owning the assets of the disregarded entity and takes into account for federal income tax purposes the income, gains, deductions and losses relating to those assets.

Comment #2:	The SFT Advantus Managed Volatility Fund's largest
holding on December 31, 2014 was the Dreyfus Cash Management Fund (44.7%). There was no specific mention of this holding or its affect on performance in the management discussion on pages 14 and 15 of the Report. Please explain why this holding, and its impact on performance, was not specifically mentioned in the discussion on pages 14 or 15.

Response:		The portfolio managers didn't feel that a
specific mention was necessary. The Dreyfus Fund is a cash management fund used by the portfolio managers as a cash or cash equivalent investment. Investments in the Dreyfus Fund were made for defensive purposes and not for the purpose of generating a specific return for the Fund. While the portfolio managers did not specifically mention the Dreyfus Fund in their comments, they did discuss in the second paragraph on page 14 that the Fund's lower allocation to the S&P 500 resulted in the Fund recovering a smaller portion of the positive returns of the S&P 500 during recoveries. They reduced the Funds exposure to the S&P 500 by diverting assets to the Dreyfus Fund. They also specifically disclosed a 44.5% allocation to "Cash and Other Assets/Liabilities" in the sector diversification pie charts on page 16.


Comment #3:	Rule 498 of the Securities Act of 1933 requires that
in order to rely on Rule 498 in satisfaction of prospectus delivery requirements, prospectuses posted on a fund's website must include links from the prospectus' table of contents to the various sections within the prospectus. The prospectuses posted on securianfunds.com do not contain the table of contents links.

Response:		The issue has been resolved.  The prospectuses
without the links have been replaced with new prospectuses containing the links.


Please direct additional questions or comments to me at:  (651) 665-3747.


Sincerely,

/s/ Michael T. Steinert

Michael T. Steinert
Senior Counsel
Securian Financial Group, Inc.



cc:	David Kuplic, President, Securian Funds Trust
	Vicki Bailey, Chief Compliance Officer, Securian Funds Trust